Exhibit 99.1

YM BIOSCIENCES ANNOUNCES INDEPENDENT DATA SAFETY MONITORING BOARD RECOMMENDS TESMILIFENE PIVOTAL TRIAL CONTINUE AS PLANNED

MISSISSAUGA, Canada - June 26, 2006 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), a company engaged in the acquisition, development and commercialization of oncology and acute care products, today announced that the independent Data Safety Monitoring Board (DSMB) for the pivotal Phase III trial of tesmilifene in metastatic and recurrent breast cancer has completed its first planned interim safety and efficacy analysis and concluded that the trial continue as planned. The interim analysis was based on 215 events (deaths) which occurred as of June 8th. The second of three planned interim analyses is designed to occur after 256 events and is expected to occur in the calendar third quarter of 2006. YM remains blinded to the study data.

“The next interim analysis for our trial is expected to occur shortly and, as per the statistical plan and design of the trial, at each subsequent analysis the level of survival improvement tesmilifene must demonstrate is lowered. Thus the probability of success improves with each interim analysis,” said David Allan, Chairman and CEO of YM BioSciences. “We are pleased that tesmilifene continues to display a good safety profile and remain optimistic based on the efficacy results tesmilifene produced in its first Phase III trial.”

The pivotal Phase III trial compares the overall survival of patients treated with tesmilifene combined with epirubicin/cyclophosphamide to epirubicin/cyclophosphamide alone in women with rapidly progressing metastatic and recurrent breast cancer. The trial completed enrollment of 723 patients in September 2005, is the subject of a Special Protocol Assessment by the FDA, and is being conducted according to a sequential adaptive clinical design. The sequential adaptive design allows for three interim analyses prior to a final fourth analysis. Therefore, a total of four analyses are possible without statistical penalty. In addition, YM has received FDA Fast Track designation for tesmilifene in advanced breast cancer.

The study is statistically powered to detect a 33% improvement in overall survival based on 384 events at the final analysis. The trial will be considered positive if the tesmilifene arm is superior to the control arm with an improvement in overall survival ranging from 50% initially (first interim analysis) to 33% at the final analysis.

About YM BioSciences
YM BioSciences Inc. is a company engaged in the acquisition, development and commercialization of oncology and acute care products. In addition to tesmilifene, YM BioSciences is developing nimotuzumab, an anti-EGFr humanized monoclonal antibody, in a number of indications and AeroLEF™, a unique inhaled delivery of free and liposome encapsulated fentanyl, to treat acute pain including cancer pain. YM BioSciences is also developing its anti-GnRH, anti-cancer vaccine, Norelin™, and owns a portfolio of preclinical compounds.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
Thomas Fechtner, The Trout Group LLC	James Smith, the Equicom Group Inc.
Tel. +1-212-477-9007 x31	Tel. +1-416-815-0700 x 229
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Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com